Sunwin International Neutraceuticals, Inc.
6 Shenwang Ave.
Qufu, Shandong, China

telephone (china) (86) 537-4424999
telecopier (954) 363-7320
swph@163169.net

May 6, 2010

'CORRESP'

Mail Stop 4720

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant
Kei Nakada, Staff Accountant

Re:	Sunwin International Neutraceuticals, Inc. (the "Company")
Form 10-K for Fiscal Year Ended April 22, 2009
Filed July 29, 2009
Commission File No. 000-53595

Ladies and Gentlemen:

The Company is in receipt of the staff’s April 22, 2010 comment letter on the above-referenced filing.  Following are the Company’s responses to the staff’s comments, which such responses appear in the same order as the comment letter for ease of review:

Consolidated Financial Statements
Note 7 – Income Taxes, page F-15

1.           In your response to our previous comment one you indicate that your “permanent differences” relate to the issuance/grant of stock/equity instruments for services that you deem no Federal or state tax benefits will result.  Although permanent differences are no longer defined in GAAP, the term generally implies a difference that by practice of law will not reverse in the future.  The types of differences you identify appear to typically be treated s temporary differences under ASC 718-740-25.  Please tell us why these differences are not temporary differences, why they will not reverse in the future and how your accounting treatment complies with GAAP with reference to the authoritative literature you relied upon.

RESPONSE:  The Company respectfully acknowledges that the tax differences labeled as “permanent differences” are more accurately described as “temporary differences” as a tax deduction will be afforded the Company upon vesting and issuance of the stock awards.  The Company will correct this mislabeling prospectively in its forthcoming Annual Report for the fiscal year ended April 30, 2010 on Form 10-K and subsequent annual reports filed with the SEC and proposes to include the following description of such “temporary differences” to the extent such disclosure is applicable at the time of filing such report:

The “temporary difference”, as noted in the tax provision table, is the amount added back for expenses related to the issuance/grant of stock/equity instruments for services, for financial statement purposes, to which the Company deems Federal and State tax benefits will not be recognized in the same period. Accordingly, these expenses are added back for purposes of calculating taxable income. The “income tax provision at Federal statutory rate” was computed using a marginal rate of 35%. The state income taxes, net of Federal benefit was computed using a rate of 4.6% for both the years ended April 30, 2010 and 2009.

United States Securities and Exchange Commission
May 6, 2010

General

2.           In our comment letter we asked you to acknowledge three statements for us directly from the company.  Please have a duly authorized officer of the company provide this statement separately on EDGAR by acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

RESPONSE:  The Company will acknowledge the three requested statements in this letter.

We trust the foregoing responds to the staff's comments.

In furtherance of the Company’s response to the staff’s April 22, 2010 comment letter on the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ Dongdong Lin
Dongdong Lin
Chief Executive Offier

            cc:   Jim Schneider, Schneider, Weinberger & Bailey LLP
                   Sherb & Co., LLP